Exhibit 99.4

CONSENT OF Antoine Cloutier

May 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)

I, Antoine Cloutier, hereby consent to

1.	the inclusion in this current report on Form 6-K of the Company of the scientific and technical information contained in the Company’s Management Discussion and Analysis for the three-month period ended March 31, 2022 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K;

2.	the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s the registration statement (No. 333-256340) on Form F-10 incorporating by reference the Company’s Management Discussion and Analysis for the three-month period ended March 31, 2022. This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/Antoine Cloutier
Antoine Cloutier